Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(Dollars in millions)	2012	2011
Fixed Charges:
Interest expense[1]	$164	$165
Interest capitalized	5	5
One-third of rents[2]	38	39

Total fixed charges	$207	$209

Earnings:
Income from continuing operations before income taxes	$1,573	$1,540

Fixed charges per above	207	209
Less: capitalized interest	(5)	(5)

	202	204

Amortization of interest capitalized	3	4

Total earnings	$1,778	$1,748

Ratio of earnings to fixed charges	8.59	8.36

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $8 million and $4 million for the three months ended March 31, 2012 and 2011, respectively. The ratio of earnings to fixed charges would have been 8.93 and 8.53 for the three months ended March 31, 2012 and 2011, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.